SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For March 18, 2010
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on March 18, 2010.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 18 March 2010
ING announces release of its 2009 Annual Report, proxy materials for AGM and filing of Form 20-F with SEC
ING announced today the availability of its Annual Report 2009 and the proxy materials relating to its annual General Meeting (AGM) to be held on Tuesday, 27 April 2010. The Annual Report 2009 and proxy materials will be available on the ING website (www.ing.com/agm) as of today.
The proxy materials will include:
•	The agenda for the AGM with explanation and the announcements that are required by virtue of the law and ING Groep N.V.’s Articles of Association;

•	The 2009 Annual Report of ING Groep N.V. including the Annual Accounts and Other information, the reports of the Executive Board and the Supervisory Board.
ING also announced that it will today file its Annual Report on Form 20-F for the year ended 31 December 2009 with the U.S. Securities and Exchange Commission (SEC). The 2009 Form 20-F can be downloaded as of later today from the SEC website www.sec.gov and at www.ing.com/investorrelations.
The printed version of the Annual Report in English will be available as of 25 March 2010, while the Dutch version will be published in print on 8 April 2010. As of these dates the documents can be obtained free of charge at ING Group’s head office.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 541 6522	+31 20 541 5460
Carolien.van.der.Giessen@ing.com	Investor.relations@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 31 December 2009, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 107,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the implementation of ING’s restructuring plan to separate banking and insurance operations, (iv) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (v) the frequency and severity of insured loss events, (vi) mortality and morbidity levels and trends, (vii) persistency levels, (viii) interest rate levels, (ix) currency exchange rates, (x) general competitive factors, (xi) changes in laws and regulations, (xii) changes in the policies of governments and/or regulatory authorities, (xiii) conclusions with regard to purchase accounting assumptions and methodologies, (xiv) changes in ownership that could affect the future availability to us of net operating loss, net capital loss and built-in loss carryforwards, and (xv) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: March 18, 2010